1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2004.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X         Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date July 26, 2004	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

CHANGE OF SHARE CAPITAL OF THE COMPANY UPON COMPLETION

OF THE ADDITIONAL ISSUE OF 204,000,000 H SHARES

The Company completed a placing of additional 204,000,000 new H Shares on 15 July, 2004 at a placing price of HK$8.30 per H Share. This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Unless defined herein, terms in this announcement shall have the same meanings as those defined in the announcements (the “Announcements”) dated 7 July, 2004 and 8 July, 2004 issued by Yanzhou Coal Mining Company Limited.

This announcement is made further to the Announcements in connection with the Placing and the exercise of Option dated 7 July, 2004 and 8 July, 2004, respectively.

The Company completed a placing of additional 204,000,000 new H Shares on 15 July, 2004 at a placing price of HK$8.30 per H Share. On 8 July, 2004 and 9 July, 2004, the Company published the Announcements in South China Morning Post and Wen Wei Po entitled “Placing of up to 204,000,000 New H Shares” and “Exercise of Option”, respectively.

Hong Kong Registrars Limited has also completed the legal registration procedures relating to the additional issue of H Shares pursuant to the Placing. The total number of issued Shares of the Company has increased from 2,870,000,000 Shares to 3,074,000,000 Shares. Upon the additional issue of 204,000,000 new H Shares pursuant to the Placing, the changes in the share capital of the Company are as follows:

		Before the additional issue pursuant to the Placing			After the additional issue pursuant to the Placing
Type of Shares		Number of Shares	Percentage of shareholding in the share capital of the Company	Number of additional Shares issued pursuant to the Placing	Number of Shares	Percentage of shareholding in the share capital of the Company
		(shares)	(%)	(shares)	(shares)	(%)
A.	Non-listed Shares
	1. Shares held by	1,670,000,000	58.19	–	1,670,000,000	54.33
	Yankuang Group Corporation Limited
B.	Listed Shares	1,200,000,000	41.81	204,000,000	1,404,000,000	45.67
	1. A Share	180,000,000	6.27	–	180,000,000	5.85
	2. H Share	1,020,000,000	35.54	204,000,000	1,224,000,000	39.82
C.	Total number of Shares	2,870,000,000	100.00	204,000,000	3,074,000,000	100.00

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Note:	As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Mo Liqi, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Fan Waitang, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Chen Guangshui
Secretary of the Board of Directors

Zoucheng, Shandong Province, PRC, 23 July, 2004